(m)(3)(A)(i)

May 1, 2019

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100
Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the Voya Investors Trust Fourth Amended and Restated Shareholder Service Plan

Ladies and Gentlemen:

Pursuant to our letter agreement dated May 1, 2019, we have agreed to waive the shareholder service fee payable to us under the Fourth Amended and Restated Shareholder Service Plan for Service Class Shares of Voya U.S. Stock Index Portfolio (the “Portfolio”), a series of Voya Investors Trust (the “Agreement”), in an amount equal to 0.01% of the average daily net assets attributable to Service Class Shares of the Portfolio, as if the shareholder service fee specified in the Agreement were 0.24%.

By this letter, we agree to waive this amount for the period from May 1, 2019 through May 1, 2020.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Andy Schlueter
Andy Schlueter
Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Investors Trust

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President